April 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Amendment No. 6 to Offering Statement on Form 1-A
Filed April 27, 2023
File No. 024-12169

Ladies and Gentlemen:

According to the correspondence between you and our counsel, we have been instructed to provide a most recent consent letter from our auditor, which we have included in Amendment No.6 for your examination.

The sole modification pertains to the most recent letter, while the majority of the other contents have been carried over from Amendment No. 5 that was submitted on April 17, 2023.

If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer